UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2013

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Release Date 17 May 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 17 May, 2013 it purchased for cancellation 885,000 "B" Shares at a price of 2306.61 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,797,974,999 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,569,176,905

Release Date 20 May 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 20 May, 2013 it purchased for cancellation 657,000 "B" Shares at a price of 2300.83 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,797,974,999 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,568,519,905

Release Date 21 May 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 21 May, 2013 it purchased for cancellation 930,695 "B" Shares at a price of 2328.50 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,797,974,999 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,567,589,210

Release Date 22 May 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 22 May, 2013 it purchased for cancellation 1,200,000 "B" Shares at a price of 2342.77 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,797,974,999 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,566,389,210

Release Date 23 May 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 23 May, 2013 it purchased for cancellation 1,110,497 "B" Shares at a price of 2317.59 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,797,974,999 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,565,278,713

Release Date 24 May 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 24 May, 2013 it purchased for cancellation 860,000 "B" Shares at a price of 2299.11 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,797,974,999 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,564,418,713

Release Date 28 May 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 28 May, 2013 it purchased for cancellation 980,000 "B" Shares at a price of 2330.80 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,797,974,999 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,563,438,713

Release Date 29 May 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 29 May, 2013 it purchased for cancellation 1,015,000 "B" Shares at a price of 2309.06 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,797,974,999 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,562,423,713

Release Date 30 May 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 30 May, 2013 it purchased for cancellation 880,000 "B" Shares at a price of 2302.33 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,797,974,999 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,561,543,713

Release Date 31 May 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 31 May, 2013 it purchased for cancellation 1,025,000 "B" Shares at a price of 2295.33 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,797,974,999 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,560,518,713
Release Date 3 June 2013
Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 3 June, 2013 it purchased for cancellation 760,000 "B" Shares at a price of 2256.48 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,797,974,999 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,559,758,713

Release Date 4 June 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 4 June, 2013 it purchased for cancellation 597,500 "B" Shares at a price of 2259.98 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,797,974,999 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,559,161,213

Release Date 5 June 2013

Buyback of Own Shares

• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 5 June, 2013 it purchased for cancellation 910,000 "B" Shares at a price of 2228.33 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,797,974,999 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,558,251,213

Release Date 6 June 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 6 June, 2013 it purchased for cancellation 758,205 "B" Shares at a price of 2198.95 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,797,974,999 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,557,493,008

Release Date 7 June 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 7 June, 2013 it purchased for cancellation 915,000 "B" Shares at a price of 2177.11 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,797,974,999 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,556,578,008

Release Date 10 June 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 10 June, 2013 it purchased for cancellation 613,646 "B" Shares at a price of 2189.35 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,797,974,999 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,555,964,362

Release Date 11 June 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 11 June, 2013 it purchased for cancellation 1,125,000 "B" Shares at a price of 2198.73 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,797,974,999 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,554,839,362

Release Date 12 June 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 12 June, 2013 it purchased for cancellation 890,000 "B" Shares at a price of 2199.83 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,797,974,999 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,553,949,362

Release Date 13 June 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 13 June, 2013 it purchased for cancellation 976,000 "B" Shares at a price of 2173.64 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,797,974,999 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,552,973,362

Release Date 14 June 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 14 June, 2013 it purchased for cancellation 1,085,000 "B" Shares at a price of 2168.44 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,797,974,999 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,551,888,362

Release Date 17 June 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 17 June, 2013 it purchased for cancellation 970,000 "B" Shares at a price of 2182.84 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,797,974,999 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,550,918,362

Release Date 18 June 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 18 June, 2013 it purchased for cancellation 695,191 "B" Shares at a price of 2184.35 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,797,974,999 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,550,223,171

Release Date 19 June 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 19 June, 2013 it purchased for cancellation 540,000 "B" Shares at a price of 2175.50 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,797,974,999 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,549,683,171

Release Date 20 June 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 20 June, 2013 it purchased for cancellation 1,090,000 "B" Shares at a price of 2155.49 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,797,974,999 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,548,593,171

Release Date 21 June 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 21 June, 2013 it purchased for cancellation 1,080,000 "B" Shares at a price of 2145.18 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,797,974,999 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,547,513,171

Release Date 24 June 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 24 June, 2013 it purchased for cancellation 1,170,000 "B" Shares at a price of 2122.79 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,797,974,999 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,546,343,171

Release Date 25 June 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 25 June, 2013 it purchased for cancellation 875,000 "B" Shares at a price of 2128.45 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,797,974,999 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,545,468,171

-------------------------------------------------------------------------------------

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell
International Finance B.V. (Registration Numbers 333-177588 and 333-177588-01);
and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc
(Registration Numbers 333-126715, 333-141397 and 333-171206).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 26 June 2013	By:	/s/ M.C.M. Brandjes
	Name:	M.C.M. Brandjes
	Title:	Company Secretary